CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

April 4th 2011

Dear Shareholders,

I wish to provide you with a general update regarding our company’s progress, recent corporate developments and recently launched projects.  In terms of stock market performance it has been a challenging year for the entire for-profit-education sector which has underperformed the broader markets.  The company acknowledges that our share price performance has been below the expectations of our management and shareholders alike, despite the fact that our business has grown. Market conditions for the sector have had an adverse effect on education companies in the past year but we remain optimistic that this will not be a long term trend.  We continue to see significant growth in our operations and the infrastructure that the company has established is starting to pay dividends.

KGIC Integration

Since our acquisition of King George International College (“KGIC”) in March 2010, its revenues have increased nearly 30% in one year.  The acquisition has added considerable value as CIBT Group is now able to offer a proven English curriculum to our international students, which is a key vertical component to our business.  We plan to continue to grow and develop KGIC through cost synergies and market expansion.

Over the past 12 months, our subsidiaries in Canada have been combining personnel and resources with KGIC to implement cost synergies.  We have established a shared campus between Sprott-Shaw Community College and KGIC, and we have consolidated certain functions in finance, accounting, management, and marketing between the two colleges.  By combining the two operations we are creating a cost efficient model and we are now able to offer Sprott-Shaw programs to KGIC’s vast pool of international students coming to study in Canada.  We have also begun offering KGIC’s language programs to China’s massive English training market that is being delivered by our subsidiaries based in China.

Our Newly Launched Global Learning Center (“GLC”) Platform

We are embracing technology to enhance our students’ education. As indicated in our March 1, 2011 news release, CIBT is integrating industry proven video conferencing technology into our business model by connecting our Canadian curriculum and teachers with global learning centers across Asia.  We are excited about the completion of the professional GLC Studios located in downtown Vancouver, Canada and Beijing, China and the continued roll out of the GLC classrooms throughout China. This will be followed by expansion to other Pan-Asia countries.

During the month of March, management visited with 22 academic institutions in Taiwan, the Philippines, and China and received positive feedback on our global learning platform.  These institutions are eager to become GLC partners so that they can offer Western education delivered by Western teachers without having to incur the expensive costs to attract Western teachers to Asia.  By becoming a GLC partner, schools will each set up our video conferencing technology in one of their classrooms which connects the classroom to our Vancouver and Beijing studios.  They will adopt our curriculum and receive instruction from our teachers in Canada.  Based on the feedback from our overseas partners, they see tremendous growth potential in our video conferencing technology model combined with our educational content, Canadian teachers and broadcasting studios located in Canada and Asia.

CIBT’s GLC platform serves as a solution to the vast shortage of Western teachers that exists in Asia today. By combining Western education broadcasted from our Vancouver Studio with live interaction with students located in Asia, we will be able to deliver courses to our Asian partners via our GLC platform with no physical presence necessary in Asia.

Global Career Center (“GCC”)

In a news release issued on March 30, 2011, CIBT provided an update on its GCC expansion.  As mentioned in the news release, our GCC has generated over 1,700 job postings in British Columbia alone in a period of 5 months.  Our GCC will continue to identify job opportunities from Canada to China to provide our graduates with numerous options to choose from upon graduation.  In our view, the success of our schools is based on the success of our students in gaining employment and the ability to earn a better living.

The Education Market

Investment sentiment on the U.S Education sector has fallen over the past year.  Data released by the U.S. Department of Education shows that the number of for-profit student loan defaults in the United States has continued to increase since 2004.  As a result, the U.S. federal government announced plans to make student loan requirements more stringent, which had an adverse impact on the entire for-profit education sector in the U.S.  Many large-cap education stocks are down 17% to 75% from this time last year.  In contrast, according to Human Resources and Skills Development Canada, the percentage of for-profit student loan defaults in Canada has decreased significantly since 2004.

In fact, the percentage of our company’s revenue derived from the Canadian student loan system is roughly 30% of our total revenue due to the international nature of our student population, as international students pay fees to our subsidiaries in cash.  Changes to the U.S student loan policy will not have any impact on our business because we have no U.S based students but the broad based negative sentiment still exists.

Market Conditions

We believe that unfavourable news media coverage of the education sector in the past year may have negatively influenced shareholders.  However, I feel that with the continued deployment of our global education platform, and strong focus on expanding our core business and market share in the Pan-Asia market via technology, we will become an industry leader in exporting Western education to Asia while attracting international students to study at our North American based schools.

We are actively seeking acquisition targets with synergistic relationships both domestically and internationally to reinforce our infrastructure, reduce costs, expedite our growth initiatives and continue to increase advanced educational content into our GLC platform.  I remain optimistic on the outlook of our business and the vast market and significant demands for Western education in the Pan-Asia region, including China.

In summary, I would like to emphasize what I believe are our company’s unique advantages:

●	Our growth rate has averaged 54% per year over the past five years, and we have over 18 years of operational history in China and 108 years in Canada.

●	We are a Canadian based accredited educational institution with audited accounting records and strictly governed by accredited academic standards in Canada and China.

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Our "Bricks + Clicks" infrastructure allows us to export Western education to fulfil Asia's increasing demand for Western education while attracting international students to study at our traditional campuses in Canada.

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Our GLC platform delivers Western education by Western teachers via live interactive video conferencing technology and professional grade equipment, which is receiving an excellent response from Asia.  Additional information is available at www.cibt.net/GLC.

●	We have adopted a low-risk expansion strategy to expand across Asia, which makes our business model scalable and reduces our risk in the event of a natural disaster or political instability.

●	Our job placement call center infrastructure in the Philippines provides job placement services to our students at no cost to the students, and generates immediate and long term benefits.

●	Over half of our revenue is derived from international sources, and less than one-third was funded by the Canadian student loan system, and we have no exposure to U.S student loan policy changes.

Management intends to continue executing our global expansion strategy and is working hard to establish new milestones to provide value for our shareholders.   Thank you for your support and we look forward to reporting on our progress going forward

Sincerely,

“Toby Chu”

Toby Chu

Vice-Chairman, President & CEO

FORWARD-LOOKING STATEMENTS:

This letter contains forward-looking statements about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts.  The forward-looking statements in this letter are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements.  With respect to the statements in this letter including, but not limited to the future plans of CIBT group and expectations of management, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered by CIBT Group; and general economic factors and other factors that may be beyond the control of the company.  Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.